Exhibit 1.02

AudioCodes Ltd

Conflict Minerals Report

For The Year Ended December 31, 2013

1.	Introduction

This is the Conflict Minerals Report for AudioCodes Ltd. (herein referred to as “AudioCodes,” “we,” “us” or “our”) filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold for the purpose of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited by an independent private sector auditor as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

2.	Company Overview

This report has been prepared by AudioCodes. The information includes the activities of all of our majority-owned subsidiaries that are required to be consolidated.

AudioCodes designs, develops and sells products and services for voice and data over packet networks. In broad terms, voice over packet, or VoP, networks consist of key network elements such as software switches, application servers, IP phones, media gateways and session border controllers (SBC). Our products primarily provide the media gateway and SBC element in the network, as well as voice over Internet protocol, or VoIP, end-points such as IP Phones and VoIP mobile clients.

3.	Products Overview

Our principal hardware product lines are essentially classified into the following categories: signal processor chips, media gateways, enterprise session border controllers, multi-service business routers, IP phones and media servers.

4.	Supply Chain Overview

Because our supply chain is complex, AudioCodes relies upon our suppliers to provide information with respect to the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide conflict minerals sourcing information to us pursuant to our Conflict Minerals Policy.

We have performed a comprehensive analysis of the components used in our products, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and contacting our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. We adopted the standard Conflict Mineral reporting templates established by the Conflict Free Sourcing Initiative (CFSI), and sent our conflict minerals due diligence communication survey to these suppliers.

5.	Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold, can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of the Rule.

Despite having conducted a good faith reasonable country of origin inquiry as discussed under “Supply Chain Overview” above, AudioCodes has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the conflict minerals used in our products.

Due to the breath and complexity of AudioCodes’ products and supply chain, it will take time for many of our suppliers to verify the origin of all conflict minerals. Using our supply chain due diligence processes and efforts, we hope to further develop transparency into our supply chain.

6.	Conflict Minerals Status Analysis and Conclusion

AudioCodes has concluded that its supply chain remains “DRC Conflict Undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the conflict minerals used in our products.

7.	Due Diligence Program

7.1 Conflict Minerals Policy

AudioCodes is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. We have established a conflict minerals compliance program that is designed to follow the framework established by the Organization for Economic Cooperation and Development (OECD).

Our conflict minerals policy is publicly available on our website at http://www.audiocodes.com/sustainability under the heading "About Us-AudioCodes Going Sustainable".

7.2 Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. AudioCodes designed our due diligence process to substantially conform to the framework of the OECD Guidance.

Our conflict minerals due diligence process includes the development of a Conflict Minerals Policy, establishment of governance structures, communication to, and engagement of, suppliers, due diligence compliance processes and measurement and record keeping.

7.3 Internal Team

AudioCodes has established a task force with representatives from our Legal, Finance, Purchasing and Quality departments to implement our conflict minerals compliance policy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

7.4 Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have engaged a third party data collection vendor to conduct, collect and archive supplier responses. Feedback from this engagement has allowed us to render the conclusions and statements in this report.

7.5 Maintain Records

AudioCodes has established our due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure the retention of relevant documentation in a structured electronic database.

7.6 Steps to be taken to mitigate risk and maturing due diligence program

In the next compliance period, AudioCodes intends to enhance supplier communication to improve due diligence data accuracy and completion.

8.	Identify and Assess Risk in the Supply Chain

Because of the size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify entities downstream from our direct suppliers. We are relying on our direct suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

9	Design and Implement Strategy to Respond to Risks

AudioCodes will engage with suppliers who may be sourcing from non-conflict free smelters to move towards using conflict free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific component and the availability of alternative suppliers.

10.	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Point in the Supply Chain

AudioCodes does not have a direct relationship with smelters and refiners of conflict minerals, nor do we perform direct audits of these entities that provide our supply chain with conflict minerals. However we do rely upon the industry (for example, the Electronic Industry Citizenship Coalition and the Conflict Free Smelters Initiative Reporting Template) efforts to influence smelters and refineries to get audited and certified through the CFSI and Conflict Free Smelter programs.

11.	Due Diligence Results

11.1 Request Information

We conducted a survey of our suppliers using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”).

11.2 Survey Responses

Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the suppliers were unable to accurately report which specific smelters were part of the supply chain of the components that were sold to AudioCodes in 2013. Therefore, we are not able to determine the facilities that processed the conflict minerals in such products.

We received responses from more than 37% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses, as well as inconsistencies within the data reported in the Template. We are working directly with these suppliers to have them provide revised responses.

Based on the information obtained through the due diligence process, AudioCodes does not have sufficient information to determine the country of origin of the conflict minerals contained in our products.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to AudioCodes. We are therefore unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

11.3 Efforts to Determine Country of Origin of Mine or Conflict Minerals

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting a methodology similar to the OECD guidelines, and the EICC template, we have determined that the information we gathered from the smelters and refiners in our supply chain represents the most reasonable known mine of origin information available to us.